FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

02056421

Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of August, 2002

P.E.
8/1/02

INTERNATIONAL TOWER HILL MINES LTD.
(Translation of registrant's name into English)

#507 – 837 West Hastings Street
Vancouver, British Columbia, Canada V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL TOWER HILL MINES LTD.

By: Anton (Tony) J. Drescher
Its: President

Date: August 20, 2002

* Print the name and title of the signing officer under this signature.

ITH
INTERNATIONAL
TOWER HILL MINES

#507 – 837 West Hastings Street
Vancouver, BC V6C 3N6
Tel: (604) 685-1017
Fax: (604) 685-5777

August 20, 2002 - International Tower Hill Mines Ltd. wishes to advise on the results of the 2001 Drill Program on its' 100% owned Siwash Property in South Central British Columbia. The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (formerly Fairfield Minerals Ltd.) (gold production) mineral projects. This 5-hole program further extended the area of copper/silver/gold mineralization in the north-east corner of the property. All 5 holes intersected copper mineralization with the best assays concentrated in the areas of highly fractured host rock. All the significant intersections of sulphide mineralization were assayed for gold and the ratio of gold to copper was found to be 1: 30700, with the best intersection containing 3.56 grams of gold per tonne over an intersected width of 0.9 metres in DDH 01-5. The most significant results are as follows:

DDH	N	E	AZ	DIP	L	FROM	TO	DIST	CU%
01-1	5000	5400	0	-57	150	64.0	125.5	61.5 M	0.297
01-2	4900	5600	0	-57	194	29.9	36.5	6.6 M	0.186
01-3	4850	5800	0	-57	200	54.6	56.9	2.3 M	2.073
01-4	5000	5800	0	-57	161	37.5	38.6	1.1 M	0.209
01-5	4780	6000	0	-57	186	91.3	94.0	2.7 M	1.295
						118.5	119.4	0.9 M	7.870
						Gold	0.9 M	3.56 Gr/T	
01-6	4780	6000	180	-57	163	71.3	75.5	4.2 M	0.810

Further exploration programs will depend upon evaluation of all information to date. Known mineralization has been located within an area 800 M east-west and 200 M north-south for a total of approximately 160,000 squares metres and still open.

About International Tower Hill Mines Ltd.
The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Alberta (Fort Vermillion and Chinchaga Projects) and Quebec (Torngat Properties), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.
Mr. Anton Drescher, President
Tel: (604) 685-1017
Web site: www.towerhillmines.com